Exhibit (e)(14)
Additional Excerpts from Proxy Statement on Schedule 14A for 2010 Annual Meeting of
Stockholders of BlueLinx Holdings, Inc., filed on April 16, 2010
COMPENSATION OF EXECUTIVE OFFICERS

2009 SUMMARY COMPENSATION TABLE
     The following table sets forth the cash and non-cash compensation for 2009, 2008 and 2007, awarded or earned by our Chief Executive Officer, our Chief Financial Officer, and our two other named executive officers during 2009. We refer to these individuals as our “named executive officers.”

						Non-Equity
				Stock	Option	Incentive	All Other
Name and Principal		Salary	Bonus	Awards	Awards	Plan Comp.	Comp.	Total
Position	Year	($)	($)	($)(1)	($)(2)	($)(3)	($)	($)
Howard S. Cohen,	2009	376,153	0	0	0	0	7,923	384,076
Chairman (Former Executive Chairman)(4)	2008	605,769	0	1,702,500	3,642,500	657,646	88,615	6,697,030
George R. Judd,	2009	600,000	0	603,794	0	0	17,275	1,221,069
President and Chief	2008	473,077	0	661,140	0	546,172	29,630	1,710,019
Executive Officer(5)	2007	428,462	0	792,335	0	120,000	29,972	1,370,769
H. Douglas Goforth,	2009	326,923	0	352,214	0	0	16,530	695,667
CFO & Treasurer(6)	2008	281,250	0	641,840	0	390,781	110,623	1,424,494
Dean A. Adelman,	2009	315,000	0	301,897	0	0	3,030	619,927
Chief Administrative Officer	2008	233,034	82,871	176,141	0	247,129	14,808	753,983

(1)	The amounts in this column were calculated based on the grant date fair value of our common stock, in accordance with FASB ASC Topic 718. The value of performance based shares included in this column was calculated based on the probable outcome of the performance conditions as of the grant date of the performance shares. Stock and performance share awards generally vest in various increments over multi-year periods. As a result, this grant date fair value may not be indicative of the ultimate value the executive may receive under these grants.

The amounts in this column for 2007 and 2008 include performance shares valued as follows: Mr. Judd, 2007: $443,881; 2008: $347,609; Mr. Goforth 2008: $189,840; Mr. Adelman, 2007: $118,261; 2008: $92,610. If the maximum performance metrics were achieved the same performance shares would be valued as follows: Mr. Judd, 2007: $665,822; 2008: $521,414; Mr. Goforth 2008: $284,760; Mr. Adelman, 2007: $177,392; 2008: $138,915.

Based on the Company’s financial results for the period from 2007 through 2009, the performance shares issued in 2007 did not vest due to the fact the performance criteria was not achieved. As a result the named executive officers did not receive any value for these grants. Based on the Company’s financial results for the period from 2008 through 2009, the Company currently believes the actual number of shares in which the executives will vest with respect to the performance shares issued in 2008 will be below the target number of performance shares issued.

(2)	The amounts in this column were calculated based on the grant date fair value of stock options computed using the Black-Scholes model, in accordance with FASB ASC Topic 718. For additional information regarding the assumptions used in determining fair value using the BlackScholes pricing model, see Note 7, “Stock-Based Compensation,” to our audited consolidated financial statements included in our Form 10-K for the year ended January 2, 2010.

(3)	For fiscal 2009, the Committee determined that the Company’s EBITDA achievement fell below the threshold payout levels for the named executive officers and free cash flow achievement fell between the target and maximum payout levels. However, the Company determined that the Company’s free cash flow performance was primarily due to a slower than anticipated sales pace caused by the continued decline in new housing starts during the year. Management made a recommendation to the Committee that it was not appropriate to compensate the named executive officers based on the Company’s free cash flow performance for 2009. The Committee agreed with management’s recommendation and the named executive officers were not awarded any bonus compensation based on the Company’s financial performance in 2009. Any guaranteed bonuses or discretionary bonuses paid to a named executive officer are reflected separately in the column titled “Bonus.”

(4)	Mr. Cohen served as our Executive Chairman until April 1, 2009. He currently serves as non-executive Chairman.

(5)	Mr. Judd’s “All Other Compensation” for 2009 includes an auto allowance of $7,620; a club dues allowance of $6,000 and insurance premiums paid by the Company of $3,655.

(6)	Mr. Goforth’s “All Other Compensation” for 2009 includes an auto allowance of $7,500; a club dues allowance of $6,000 and insurance premiums paid by the Company of $3,030.

DIRECTOR COMPENSATION FOR 2009
     Shown below is information concerning the compensation for each member of the Board for 2009. Messrs. Cohen and Judd’s compensation is reported above in the 2009 Summary Compensation Table.

	Fees Earned
	or Paid
	in Cash	Total
Name	($)(1)	($)
Richard S. Grant(2)	85,000	85,000
Richard B. Marchese(3)	97,500	97,500
Charles H. McElrea	62,500	62,500
Steven F. Mayer	—	—
Alan H. Schumacher(4)	112,500	112,500
Mark A. Suwyn(5)	85,000	85,000
Robert G. Warden	—	—
M. Richard Warner	—	—

(1)	Our directors who are neither current employees of the Company nor current employees or members of Cerberus’ operations team, referred to as our outside directors, receive an annual director’s fee of $50,000. In addition, each outside director receives a fee of $1,250 for each directors’ meeting attended. Outside directors also receive a fee of $20,000 for serving as chairperson of a committee or $10,000 for being a member of a committee. Directors who are currently employed by the Company or Cerberus, or who are members of Cerberus’ operations team, do not receive additional consideration for serving as directors, except that all directors are entitled to reimbursement for travel and out-of-pocket expenses in connection with their attendance at board and committee meetings.

(2)	Mr. Grant serves as a member of the Audit Committee of the Board. As of January 2, 2010, Mr. Grant had fully vested options to purchase 10,000 shares of the Company’s common stock at the exercise price of $11.40 per share, which was the closing price of the stock on the New York Stock Exchange on the date preceding the grant.

(3)	Mr. Marchese serves as a member of the Audit Committee and the Compensation Committee of the Board. As of January 2, 2010, Mr. Marchese had fully vested options to purchase 10,000 shares of the Company’s common stock at the exercise price of $11.69 per share, which was the closing price of the stock on the New York Stock Exchange on the date preceding the grant.

(4)	Mr. Schumacher serves as the Chairman of the Audit Committee of the Board and as a member of the Compensation Committee of the Board of Directors.

(5)	Mr. Suwyn serves as Chairman of the Compensation Committee.

DIRECTOR COMPENSATION FOR 2008
     Shown below is information concerning the compensation for each member of the Board for 2008. Messrs. Cohen and Judd’s compensation is reported above in the 2008 Summary Compensation Table.

	Fees Earned
	or Paid
	in Cash	Total
Name	($)(1)	($)
Richard S. Grant(2)	76,250	76,250
Richard B. Marchese(3)	85,000	85,000
Charles H. McElrea	50,000	50,000
Steven F. Mayer	—	—
Alan H. Schumacher(4)	102,500	102,500
Mark A. Suwyn(5)	67,500	67,500
Robert G. Warden	—	—
M. Richard Warner	—	—

1)	Our directors who are neither current employees of the Company nor current employees or members of Cerberus’ operations team, referred to as our outside directors, receive an annual director’s fee of $50,000. In addition, each outside director receives a fee of $1,250 for each directors’ meeting attended. Outside directors also receive a fee of $20,000 for serving as chairperson of a committee or $10,000 for being a member of a committee. Directors who are currently employed by the Company or Cerberus, or who are members of Cerberus’ operations team, do not receive additional consideration for serving as directors, except that all directors are entitled to reimbursement for travel and out-of-pocket expenses in connection with their attendance at board and committee meetings.

(2)	Mr. Grant serves as a member of the Audit Committee of the Board. As of January 3, 2009, Mr. Grant had fully vested options to purchase 10,000 shares of the Company’s common stock at the exercise price of $11.40 per share, which was the closing price of the stock on the New York Stock Exchange on the date preceding the grant.

(3)	Mr. Marchese serves as a member of the Audit Committee of the Board. Mr. Marchese was appointed to the Compensation Committee effective March 14, 2008. As of January 3, 2009, Mr. Marchese had fully vested options to purchase 10,000 shares of the Company’s common stock at the exercise price of $11.69 per share, which was the closing price of the stock on the New York Stock Exchange on the date preceding the grant.

(4)	Mr. Schumacher serves as the Chairman of the Audit Committee of the Board and as a member of the Compensation Committee of the Board of Directors.

(5)	Mr. Suwyn serves as Chairman of the Compensation Committee.

Employment Agreements
     We use employment agreements to attract and/or retain executive officers to BlueLinx. We primarily serve the housing and remodeling industries which are historically cyclical industries. Employment agreements enhance our ability to attract and retain top executive talent by providing some degree of certainty in light of these major cycles. The Committee, with assistance from our human resources department and legal counsel both inside and outside of the Company, establish and negotiate the terms of the employment agreements. The Committee believes multi-year employment agreements are necessary to secure executive talent for the long-term benefit of the Company and our shareholders. The Committee further believes that not utilizing employment agreements would put us at a competitive disadvantage to our peers in recruiting executives. Our employment agreements also include confidentiality, non-competition and non-solicitation provisions, all for the benefit of the Company. Consistent with our compensation philosophy, the employment agreements provide for a significant component of each executive’s annual compensation to be variable, as cash bonuses under our STIP are awarded based on Company performance against pre-established financial or operational goals. For example, no cash bonuses were paid to our named executive officers based on our 2009 financial performance. Additionally, the value of annual equity compensation is determined by our common stock price so our executives’ interests are aligned with those of our shareholders in this regard.
Employment Agreement with Chief Executive Officer
     We entered into an employment agreement with George R. Judd to serve as our Chief Executive Officer effective November 1, 2008. The Employment Agreement expires on November 1, 2010, except that it will be renewed automatically for an additional one-year period unless ninety days prior written notice is given by either party in advance of any one-year period. The Employment Agreement provides that Mr. Judd will receive a base salary at the rate of $600,000 per year. Mr. Judd shall also be eligible to receive an annual bonus pursuant to the terms of our annual bonus plan, with the annual bonus potential to be a target of 100% of his base salary up to a maximum of 200% of base salary, based upon satisfaction of performance goals and bonus criteria to be defined and approved by the Compensation Committee in advance for each fiscal year in accordance with the terms of the applicable bonus plan. In addition, the Employment Agreement provides that Mr. Judd is eligible to participate in all benefit programs for which senior executives are generally eligible. The Committee reviewed the Hewitt Associates benchmark study and considered the level of compensation paid to chief executive officers within the comparator group of companies as a factor in establishing his compensation.
     Under his Employment Agreement, the Company may terminate Mr. Judd’s employment for cause or without cause. If Mr. Judd’s employment is terminated without cause or he resigns for good reason, the Employment Agreement provides Mr. Judd with, among other things, payment equal to one time his annual base salary in effect immediately prior to the date of termination, plus one time the cash bonus amount received by Mr. Judd for the fiscal year prior to the year of the termination of his employment, payable in twelve equal monthly installments commencing six months after the date of termination. The Employment Agreement also contains confidentiality provisions, as well as a covenant not to compete during the employment term and continuing for a period of eighteen months following his date of termination in the event executive is terminated without cause, he voluntarily resigns or resigns for good reason, or the employment period ends.
Employment Agreement with Chief Financial Officer
     Mr. Goforth’s employment agreement with BlueLinx was effective February 18, 2008. The Agreement is scheduled to expire on February 18, 2011, except that it will be renewed automatically for one additional year unless either party provides prior written notice of non-renewal thirty days in advance of the original expiration date. The employment agreement provides that Mr. Goforth’s annual base salary shall be paid at the rate of $375,000 per year, prorated for the portion of any partial year during which he is employed by the Company. Mr. Goforth shall also be eligible to receive an annual bonus pursuant to the terms of the Company’s annual bonus plan, with the annual bonus potential to be a target of 65% of his base salary up to a maximum of 130% of base salary, based upon satisfaction of performance goals and bonus criteria to be defined and approved by the Committee in advance for each fiscal year in accordance with the terms of the bonus plan. In addition, the Agreement provides that Mr. Goforth is eligible to participate in all benefit programs for which senior executives are generally eligible.
     Mr. Goforth also received 60,000 restricted shares of the Company’s common stock on February 18, 2008 as part of his incentive package to join the Company. The shares were issued pursuant to the Company’s 2004 Long Term Equity Incentive Plan. The shares vest over a three-year period, but if Mr. Goforth’s employment is terminated without cause or if he resigns for good reason within the first three years, these 60,000 shares will immediately vest. Mr. Goforth’s compensation under the Agreement was structured and negotiated to recruit him to join our Company. Additionally, the

Committee reviewed the Hewitt Associates benchmark study and considered the level of compensation paid to executive officers in comparable executive positions to Mr. Goforth within the comparator group of companies to establish his compensation under the Employment Agreement.
     Under his Agreement, the Company may terminate Mr. Goforth’s employment for cause or without cause. If Mr. Goforth’s employment is terminated without cause or he resigns for good reason, the Agreement provides Mr. Goforth with, among other things, payment equal to one time his annual base salary in effect immediately prior to the date of termination, plus one time the cash bonus amount equal to the target bonus amount Mr. Goforth was eligible to receive for the fiscal year prior to the year of the termination of his employment. Such sum is payable in twelve equal monthly installments commencing six months after the date of termination. The Employment Agreement also contains confidentiality provisions, as well as a covenant not to compete during the employment term and continuing for a period of eighteen months following his date of termination.
Employment Agreement with Chief Administrative Officer
     Mr. Adelman’s employment agreement with BlueLinx was effective June 4, 2009. The Agreement is scheduled to expire on June 4, 2011, except that it will be renewed automatically for an additional one-year period unless ninety days prior written notice is given by either party in advance of any oneyear period. Mr. Adelman’s annual base salary shall be paid at the rate of $315,000 per year. Mr. Adelman shall also be eligible to receive an annual bonus pursuant to the terms of our annual bonus plan, with the annual bonus potential to be a target of 50% of his base salary up to a maximum of 100% of base salary, based upon satisfaction of performance goals and bonus criteria to be defined and approved by the Compensation Committee in advance for each fiscal year in accordance with the terms of the applicable bonus plan. In addition, the Employment Agreement provides that Mr. Adelman is eligible to participate in all benefit programs for which senior executives are generally eligible. The Committee reviewed the Hewitt Associates benchmark study and considered the level of compensation paid to executive officers in comparable executive positions to Mr. Adelman within the comparator group of companies to establish his compensation under the Employment Agreement.
     Under his Employment Agreement, the Company may terminate Mr. Adelman’s employment for cause or without cause. If Mr. Adelman’s employment is terminated without cause or he resigns for good reason, the Employment Agreement provides Mr. Adelman with, among other things, payment equal to one time his annual base salary in effect immediately prior to the date of termination, plus one time the annual target bonus amount for Mr. Adelman for the fiscal year prior to the year of the termination of his employment, payable in twelve equal monthly installments commencing six months after the date of termination. The Employment Agreement also contains confidentiality provisions, as well as a covenant not to compete during the employment term and continuing for a period of eighteen months following his date of termination in the event executive is terminated without cause, he voluntarily resigns or resigns for good reason, or the employment period ends.